Exhibit (a)(5)(J)

FOR IMMEDIATE RELEASE

3M Extends Subsequent Offering Period for Shares of Cogent, Inc.

ST. PAUL, Minn., — October 25, 2010 — 3M (NYSE:MMM) today announced that its direct wholly-owned subsidiary, Ventura Acquisition Corporation, has extended its cash tender offer for Cogent, Inc. (NASDAQ:COGT).

The expiration date of the subsequent offering period has been extended to 5:00 PM, New York City time, on October 26, 2010. As of 12:00 midnight, New York City time, on October 22, 2010, approximately 16.7 million shares were tendered in the subsequent offering period and Ventura Acquisition Corporation has accepted for payment all tendered shares. Ventura Acquisition Corporation now owns approximately 63.1 million Cogent shares, representing approximately 70.1 percent of Cogent’s outstanding shares (calculated on a fully diluted basis).

If, following expiration of the subsequent offering period, Ventura Acquisition Corporation owns more than approximately 66.5 million Cogent shares, 3M intends to exercise the option, under the terms of the previously announced merger agreement, to purchase directly from Cogent a number of additional shares sufficient to give Ventura Acquisition Corporation ownership of one share more than 90% of Cogent’s outstanding common stock. This would permit Ventura Acquisition Corporation to complete a short-form merger with Cogent under Delaware law without the need for a meeting of Cogent’s shareholders.

If, after expiration of the subsequent offering period, Ventura Acquisition Corporation owns less than such number of Cogent shares, 3M intends to acquire the remaining publicly held shares of Cogent common stock in a second-step merger that will be completed following approval of the merger at a meeting of Cogent shareholders to be held as soon as practicable. As a result of the purchase of shares in the tender offer, 3M has sufficient voting power to approve the merger at such meeting without the vote of any other holder of Cogent shares.

In either case, upon completion of such merger each outstanding Cogent share that was not acquired by 3M in the offer (and other than shares as to which appraisal rights under Delaware law are properly exercised) will be converted into the right to receive $10.50 in cash (without interest and subject to applicable withholding taxes) and Cogent will become a wholly-owned subsidiary of 3M.

About 3M

A recognized leader in research and development, 3M produces thousands of innovative products for dozens of diverse markets. 3M’s core strength is applying its more than 40 distinct technology platforms — often in combination — to a wide array of customer needs. With $23 billion in sales, 3M employs 75,000 people worldwide and has operations in more than 65 countries. For more information, visit www.3M.com, or follow @3MNews on Twitter.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of 3M, Cogent, Inc. and their consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, Cogent, Inc.’s business may not perform as expected due to transaction-related uncertainty or other factors; that 3M is unable to successfully implement integration strategies; and other risks that are described in 3M’s and Cogent, Inc.’s SEC reports, including but not limited to the risks described under “Risk Factors” in Part I, Item 1A of the Annual Report on Form 10-K for its fiscal year ended December 31, 2009 and in Part II, Item 1A in the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010. 3M and Cogent, Inc. assume no obligation and do not intend to update these forward-looking statements.

Media Contact:

Donna Fleming Runyon, 3M

(651) 736-7646

Investor Contacts:

Matt Ginter, 3M

(651) 733-8206

Bruce Jermeland, 3M

(651) 733-1807

From:

3M Public Relations and Corporate Communications

3M Center, Building 225-1S-15

St. Paul, MN 55144-1000